Exhibit 99.61

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS — PARTICIPATION FEE

Reporting Issuer Name: Inter-Citic Minerals Inc.

Fiscal year end date used	November 30, 2007
to calculate capitalization:

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the		67,579,912.00
issuer’s most recent fiscal year end	(i)

Simple average of the closing price of that class or series as of the last		1.44
trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A)	(ii)

and (B) of the Rule)

Market value of class or series	(i) X (ii) = (A)	97,315,073.28

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in
Canada or the United States of America at the end of the fiscal year)		0 (B)

Market value of other securities:
(See paragraph 2.11(b) of the Rule)
(Provide details of how value was determined)		0 (C)

(Repeat for each class or series of securities)		0 (D)

Capitalization
(Add market value of all classes and series of securities)				(A) + (B) + (C) + (D) =	97,315,073.28

Participation Fee
(From Appendix A of the Rule, select the participation fee beside					3,200

the capitalization calculated above)

New reporting issuer’s reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee	X	Number of entire months remaining			N/A
		in the issuer’s fiscal year	=

	12
Late Fee, if applicable
(As determined under section 2.5 of the Rule)					N/A